FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Barclays plc - non-beneficial interest, except those holdings indicated*

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Life Assurance Co Ltd	5,715,804
Barclays Global Investors Japan Trust &	3,391,440
Barclays Global Investors Japan Ltd	67,835
Barclays Global Investor, N.A	31,301,389
Barclays Capital Securities Ltd *	950,354
Woolwich Life Ltd *	329,143
Barclays Global Fund Advisors	761,989
Barclays Private Bank and Trust Ltd	1,821
Barclays Private Bank and Trust Ltd	35,760
Barclays Global Investors Australia Ltd	804,515
Barclays Global Investors Ltd	43,633,641
Barclays Private Bank and Trust Ltd	206,816
Barclays Bank Trust Company Ltd	392,937
Barclays Private Bank Ltd	1,352,998
Barclays Nikko Global Investors Ltd	980,945

Total	89,927,387

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 25p

10. Date of transaction

n/a

11. Date company informed

21 July 2003

12. Total holding following this notification

89,927,387

13. Total percentage holding of issued class following this notification

3.05%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of notification

22 July 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Citizens to Acquire Community Bancorp, Inc.

30 July 2003

Citizens Financial Group, a wholly owned subsidiary of The Royal Bank of Scotland Group plc, has agreed to purchase Community Bancorp, Inc., the holding company for Community National Bank for $116 million.

Community Bancorp, Inc., is headquartered in Hudson, Massachusetts. It has total deposits of $348 million and operates 10 branch locations and 12 ATMs throughout Middlesex County.

The transaction is subject to Community Bancorp, Inc. shareholder and US regulatory approval and is expected to complete by the end of the fourth quarter 2003.

Fred Goodwin, Group Chief Executive, The Royal Bank of Scotland Group said: “This is a small tactical acquisition that is forecast to be accretive for our shareholders and will deepen Citizens presence in Middlesex County, the largest eastern Massachusetts market outside Boston.”

Ends

Enquiries to:

Richard O’Connor, Investor Relations	0207 672 1762
Carolyn McAdam, Group Communications	0131 523 2056

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 August 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:
Name: H Campbell Title: Head of Group Secretariat